EXHIBIT 2.2

AMENDMENT

TO

AGREEMENT AND PLAN OF REORGANIZATION

            THIS AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION (the “Amendment”) is made and entered into as of this 12th day of February, 2003, by and between UNITED COMMUNITY BANKS, INC., a Georgia business corporation (“United”), and FIRST GEORGIA HOLDING, INC., a Georgia business corporation (“First Georgia,” and together with United, the “Parties”).

            WHEREAS, the Parties entered into that certain Agreement and Plan of Reorganization, dated as of January 22, 2003 (the “Reorganization Agreement”), whereby, among other things, First Georgia will merge with United (the “Merger”), with United being the surviving corporation and with all of the issued and outstanding shares of common stock, $1.00 par value per share, of First Georgia being converted into the right to receive shares of the authorized common stock, $1.00 par value per share, of United, upon the terms and conditions set forth in the Reorganization Agreement;

            WHEREAS, the Parties desire to revise Section 3.12 of the Reorganization Agreement to provide that United will allow employees of First Georgia the option of transferring the proceeds from any First Georgia 401(k) into a United 401(k) or a third party IRA:

            NOW, THEREFORE, in consideration of the mutual agreements herein contained, the Parties hereby agree as follows:

            1.            Amendment to Section 3.12.  The following sentence is hereby inserted between the first and second sentence of Section 3.12:

Subject to applicable legal requirements, United will take action to enable employees of First Georgia who continue employment with United to transfer their proceeds from any First Georgia 401(k) plan into a United plan or a separate third party IRA, provided that the First Georgia board must adopt resolutions to terminate the First Georgia 401(k) plan prior to the Closing Date.

            2.            No Other Changes.  Except as set forth in this Amendment, the other provisions of the Reorganization Agreement shall remain in full force and effect in accordance with their respective terms.  Nothing contained herein shall constitute a waiver of any rights or claims of any party heretofore or hereafter arising under or related to the Reorganization Agreement.

            3.            Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement.

            IN WITNESS WHEREOF, the Parties have cause this Amendment to be executed on the date first above written.

                                                                        UNITED COMMUNITY BANKS, INC.

(CORPORATE SEAL)                                    By:    /s/ Rex S. Schuette
                                                                               Name:  Rex S. Schuette
                                                                               Title:    Chief Financial Officer

Attest:

  /s/ Thomas C. Gilliland
Secretary

                                                                        FIRST GEORGIA HOLDING, INC.

(CORPORATE SEAL)                                    By:  /s/ Henry S. Bishop
                                                                               Name:  Henry S. Bishop
                                                                               Title:  Chairman, President and Chief
                                                                                            Executive  Officer

Attest:

  /s/  G. F. Coolidge, III
Secretary